Exhibit (a)(1)(xiv)

FOR IMMEDIATE RELEASE

DOVER ACQUISITION CORP. LOWERS MINIMUM CONDITION TO 90%

San Francisco, CA.—December 27, 2004—Dover Acquisition Corp. (the "Purchaser"), an affiliate of The Lawrence Weissberg Revocable Living Trust (the "Trust"), today announced that, in connection with its tender offer for all outstanding shares of Dover Investments Corporation ("Dover") (OTCBB: DOVRA and DOVRB) Class A Common Stock and all outstanding shares Dover Class B Common Stock at a price of $31.30 per share in cash, it has determined to lower the minimum condition to the tender offer to 90%. The tender will now only require the tender of that number of shares that constitute, together with the shares already owned by the Purchaser, 90% of the total number of shares outstanding of each such class on the expiration date of the tender offer rather than the 95% previously required.

All other terms of the tender offer, as amended through December 1, 2004, including the "majority of the minority" condition, remain unchanged. The offer expires at 5 p.m., New York City time, on Tuesday, January 11, 2005, unless extended.

As a result of the lowering of the minimum condition, the Trust and the Purchaser will promptly file with the Securities and Exchange Commission amendments to its tender offer documents. The amendments may be obtained on the Securities and Exchange Commission's web site at www.sec.gov.

Stockholders who have not yet tendered are urged to tender their shares so that the Purchaser may complete the pending transaction. Stockholders who tender will receive $31.30 per share in cash following consummation of the tender offer.

Stockholders of record can tender their shares by completing and mailing the Letter(s) of Transmittal, along with any other required documents, to the depositary, Mellon Investor Services LLC. Where shares are held in street name, the stockholder must contact the appropriate broker in order to tender the shares. Stockholders can call Mellon at 1-800-392-5792 to request the tender documents or with questions about the tender process. Stockholders who have already tendered their shares need not take any additional action.

Stockholders should read the Tender Offer Statement on Schedule TO, as amended, which is on file with the Securities and Exchange Commission, as it contains important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents free of charge at the Securities and Exchange Commission's website at www.sec.gov.

This press release is not an offer to purchase, a solicitation of an offer to purchase or an offer to sell securities. Such an offer or solicitation is only made pursuant to the Offer to Purchase filed with the SEC.

Contact: Ms. Erika Kleczek, Dover Acquisition Corp. (415) 773-0533